October 25, 2019

Avi Katz
Chief Executive Officer
GigCapital, Inc.
2479 E. Bayshore Road, Suite 200
Palo Alto, CA 94303

       Re: GigCapital, Inc.
           Proxy Materials on Schedule PRER14A
           Filed on September 24, 2019
           File no. 001-38320

Dear Dr. Katz:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our letter dated October 3, 2019.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 of Schedule PRER14A

Questions and Answers About the Proposals for Stockholders, page 10

1. We note your response to our prior comment 1. Please revise to provide a brief explanation of the underlying business reason for the tender offer and the forward purchase agreements with Greenhaven and KAF (which afford Greenhaven and KAF price protection with respect to their rights not being afforded to other public
      shareholders).
2. Include an additional Q&A explaining the reasons for the non-binding letters of intent with Yakira, Glazer and Nomura, providing those shareholders with price protections not being afforded to other public shareholders. Indicate when you expect these agreements to be finalized.
 Avi Katz
GigCapital, Inc.
October 25, 2019
Page 2


Proposal No. 1 -- Approval of the Business Combination
Letters of Intent Not to Redeem Public Shares, page 144

3. Tell us whether your non-binding letter of intent with Nomura is a delayed offering of company shares that will have to be registered under the Securities Act of 1933. If so, tell us when you plan on filing the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff
Attorney, at 202-551-3436 or Larry Spirgel, Office Chief at 202-551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameAvi Katz
                                                            Division of
Corporation Finance
Comapany NameGigCapital, Inc.
                                                            Office of Real
Estate & Construction
October 25, 2019 Page 2
cc:       Jeffrey C. Selman
FirstName LastName